Fredrikson & Byron, P.A.

200 South Sixth Street, Suite 4000

Minneapolis, MN  55402

www.fredlaw.com

Direct: (612) 492-7338

Main: (612) 492-7000

Fax: (612) 492-7077

Email: tsteichen@fredlaw.com

February 8, 2011

VIA EDGAR AND FEDEX

Alexandra M. Ledbetter

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Re:          Voyager Oil & Gas, Inc.

Amendment No. 4 to Registration Statement on Form S-3

Filed January 19, 2011

File No. 333-166402

Dear Ms. Ledbetter:

On behalf of Voyager Oil & Gas, Inc. (the “Company”), we are responding to your comment letter, dated February 4, 2011, to Mr. James Russell Reger, Chief Executive Officer of the Company, regarding the Company’s Amendment No. 4 to Registration Statement on Form S-3 filed January 19, 2011 (the “Amendment No. 4”).  Based upon conversations that we have had with you, we intend to make the changes as set forth below in a Rule 424(b)(3) filing and ask for effectiveness in connection with such filing.  For your convenience, we have repeated and numbered the comments from your letter in boldface print.  The Company’s responses are provided below each comment.

Amendment No. 4 to Registration Statement on Form S-3

General

1.                                      We note your response to comment 5 from our letter to you dated January 6, 2011.  Please confirm that you will file the amended Form 8-K no more than two business days after the date that the Form S-3 registration statement has been declared effective.

Response:                                        In response to the Staff’s comment, the Company undertakes to file an amended Form 8-K no more than two business days following the declaration of effectiveness for the Form S-3 by the Staff.  The Company will add a statement in the amended Form 8-K that a more current discussion of the Company’s business appears in the prospectus of the Form S-3 registration statement, in the form it was declared effective by the SEC.

Management, page 41

1.                                      We note your response to comment 9 from our letter to you dated January 6, 2011.  Please further revise Mr. Lahti’s sketch to identify the four publicly traded companies for which he is serving or has served as a director, or disclose that none of the directorships took place during the past five years.  Also clarify the new reference to the time periods you provided for Mr. Sherman’s service at Deloitte.

Response:                                        In response to the Staff’s comment, the Company will furnish the following sketches for Messrs. Lahti and Sherman in the Rule 424(b)(3) filing.

Joseph Lahti is a Minneapolis native and leader in numerous Minnesota business and community organizations.  As principal of JL Holdings since 1989, Joe has provided funding and management leadership to several early-stage or distressed companies.  We believe Mr. Lahti’s qualifications to sit on our Board of Directors include his experience serving on the board of directors of other publicly-traded companies.  Within the past five years Mr. Lahti served on the board of directors of Zomax Inc., and more than five years ago Mr. Lahti served on the board of directors of Shuffle Master, Inc.  Mr. Lahti currently serves on the board of directors of PokerTek, Inc., a publicly-traded company.  Through his public company Board experience, he has participated on, and chaired, both Audit and Compensation Committees.

Josh Sherman has been a director of Voyager since November 2010.  Mr. Sherman is a partner at Opportune, LLP, an independent consultancy focused on the energy industry.  Since January 2008, Mr. Sherman has been the partner in charge of the Complex Reporting Group of Opportune in Houston and Denver and previously held the title of managing director from June 2006 through December 2007.  Mr. Sherman has over 12 years of experience with the technical aspects of financial reporting, SEC filings and financial due diligence assistance.  Prior to working with Opportune, Mr. Sherman was employed as a director with Sirius Solutions LLLP, where he provided energy consulting services from September 2002 to June 2006.  Mr. Sherman worked in the audit and global energy markets departments with Deloitte & Touche from January 1997 to

August 2002, where he managed the audits of regulated gas and electric utilities, independent power producers and energy trading entities.  A Certified Public Accountant and a member of the American Institute of Certified Public Accountants, Mr. Sherman holds a BBA and a Masters in Accountancy from the University of Texas.

We believe that this response letter addresses the comments set forth in your letter.  If we can be of any assistance to the Staff in explaining these responses, please let us know.  After you have had an opportunity to review the above responses to your comments, please call me at (612) 492-7338 to discuss any additional questions you might have.

Very truly yours,

/s/ Thomas F. Steichen

Thomas F. Steichen

cc:           H. Roger Schwall, Assistant Director

Timothy S. Levenberg, Special Counsel

James Russell Reger

Mitch Thompson